Via EDGAR Submission

May 14, 2025

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Jeffrey Lewis
Shannon Menjivar
Stacie Gorman
Pam Long

Re: Globa Terra Acquisition Corp
Registration Statement on Form S-1
Filed April 16, 2025
File No. 333-286585

Dear Jeffrey Lewis, Shannon Menjivar, Stacie Gorman and Pam Long:

On behalf of Globa Terra Acquisition Corporation, a Cayman Islands exempted company (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated
May 1, 2025, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on April 16, 2025. For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 1 to the Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the Staff’s comments and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.
We note you will issue one and one-fourth private placement units and two and one-half restricted shares to the private investor and the sponsor per $10 invested. Please explain the purpose of offering these securities on different terms than those offered to public investors, highlighting the discrepancy in the amount of units plus additional shares that the sponsor and private investor will receive for a $10 investment, as compared to the public. Please address the dilutive impact this will have on public investors and other associated risks, including whether the private investor will be incentivized differently from public stockholders to vote in favor of an initial business combination due to the terms upon which it purchased the securities or otherwise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on the cover page and on pages 8, 14, 20, 57, 82, 123, 124, 129 and 134 in response to the Staff’s comment.

2.
We note that you have included disclosure regarding adjustments that you may make with respect to the Class B shares if you increase or decrease the size of the offering, as well as potential material dilution that may be caused by the exercise of private placement warrants. Please add that additional dilution may occur in connection with increases in the Class B shares if you increase the size of the offering, and in connection with the private warrants if they are exercised on a cashless basis.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on the cover page and on pages 8, 9, 124 and 125 in response to the Staff’s comment.

Summary

Our Sponsor, page 6

3.
We note your response to prior comments 4 and 7. Please clarify whether Meridien will receive the shares immediately following the completion of the transfer of shares to the private investor, or whether there are any other conditions that must be met prior to distributing the shares to Meridien. Further, please clearly state here and on page 122, if true, that Meridien will hold founder shares directly and will have the ability to vote and dispose of the shares, subject to applicable transfer restrictions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 9, 14 and 129 in response to the Staff’s comment. The Company further advises the Staff that there are no conditions that must be met prior to distributing the shares to Meridien and that the Meridien Consulting Agreement has been revised to reflect that Meridien is entitled to receive 87,500 founder shares as compensation for consulting services. Meridien has already earned and is entitled to the founder shares. The founder shares will be distributed to Meridien at Meridien's request, but in no event later than the closing of the Company's IPO.

4.
We note your response to prior comment 5. Please revise your table to specifically disclose the interests in the founder shares to be held by each independent director and member of management. Please also revise your disclosure on page 121. Please refer to Items 1602(b)(6) and 1603(a)(6) of Regulation S-K. Further, it appears that directors and management will have a direct interest in the founder shares. Please clarify, if true, that they will also have the ability to vote and dispose of the shares, subject to applicable transfer restrictions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 7 and 123 in response to the Staff’s comment.

Our Advisors, page 13

5.
We note that Meridien may provide assistance during your search for a business combination target. Please further elaborate on the nature of the assistance to be provided and how it will be different from the services provided by Meteora. Please clarify whether Meridien will receive additional fees for providing these services, in addition to the shares it will receive. Further, given that both advisors may provide assistance in your search for a target, please clarify whether this may create conflicts between the sponsor and SPAC and how such conflicts may be resolved. Please refer to Item 1603(a)(4) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 14 and 129 in response to the Staff’s comment to reflect that Meteora will not be providing assistance during the search for a business combination target. The Company further advises the staff that the Sponsor has paid and will pay Meridien a cash fee in addition to the founder shares, as described in the Meridien Consulting Agreement.

Founder Shares, page 30

6.
We note your disclosure on page 33 that there will be three different classes of sponsor units, with one unit further divided into Class B-1 and Class B-2 units. Please disclose the number of units that will be outstanding in each category and explain why certain Class B units will be subject to forfeiture and others will not.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 33 and 177 in response to the Staff’s comment.

Use of Proceeds, page 107

7.	Please tell us where the Use of Proceeds table reflects the $500,000 of compensation payable to Meteora upon closing of the offering under the Consulting Services Agreement, or revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 108 and 116 in response to the Staff’s comment. The Company further advises the Staff that there is an agreement in principle with Meteora to amend and restate the Consulting Services Agreement to reflect that only $150,000 of compensation is payable to Meteora upon closing of the offering. The amendment is in process and is expected be filed as a new Exhibit 10.8 in a subsequent filing before the Company's IPO.

Dilution, page 111

8.	Please address the following with respect to your dilution disclosure:

•
The Company's tabular presentation of dilution at quartile intervals on pages 111-112 appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure throughout your filing that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.

•
We note your disclosure that public shareholders will be entitled to redeem their public shares for a pro rata portion of the amount in the trust account, initially anticipated to be $10.05 per share. Please explain to us why the "amounts paid for redemptions," as presented in the numerator for each redemption scenario of your NTBV detailed calculations table on page 111, are calculated at amounts representing more than $10.00 per share.

•	Please revise page 111 to disclose the amount the Company reduced its NTBV after the offering for purposes of presenting the maximum redemption scenario.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that the net tangible assets requirement of not less than $5,000,0001 has been removed from the filing. As such, we believe the first and third points above are no longer applicable. With regard to the second point, the initial redemption price is set at $10.05. As such, the NTBV reflects redemption scenarios with a per share amount of $10.05, which is more than $10.00 per share.

9.
Please tell us how the 1,012,500 restricted Class A shares to be sold to the sponsor and Private Placement Investor are reflected in your dilution disclosures, either inside or outside of the table. Please see Item 1602(c) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 57 and 112 in response to the Staff’s comment by adding additional disclosure outside of the table regarding the exclusion from the table of the 1,012,500 restricted Class A shares due to the business combination vesting provision.

Recent Accounting Standards, page F-12

10.
We note your disclosure that there was no impact on the Company's financial statements and disclosures as a result of your adoption of ASU 2023-07. Please note that the disclosure requirements in ASC 280 - Segment Reporting applies to all public entities including those that have a single reportable segment. Please revise your financial statements to include the required disclosures. Refer to ASC 280-10-50-20.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on page F-12 in response to the Staff’s comment to include the required disclosures.

Exhibits

11.
In connection with your response to comment 13 in our letter dated December 20, 2024, please provide us supplementally with a copy of the consulting agreement with Meridien and any agreement with Meteora or Meridien with respect to purchasing your shares in accordance with Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Meridien Consulting Agreement to the Staff. The Company further advises the Staff that the Company has no agreements with either Meteora or Meridien with respect to purchasing shares of the Company.

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If you have any questions regarding this submission, please contact Gil Savir at 212-318-6080.

Thank you for your time and attention.

Sincerely,

/s/ Gil Savir

Gil Savir

of PAUL HASTINGS LLP